
RECEIVED
MAR 2007
213
WASH., D.C.
SECTION
PROCESSING

SECURIT ON



07003284

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50777

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arapaho Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

390 Park Avenue, 18th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laurie Fredericks, CFO 212-224-7390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum & Kliegman LLP
(Name – *if individual, state last, first, middle name*)

10 Melville Park Road	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eugene Mannella, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arapaho Partners LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

My Commission Expires
August 19, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARAPAHO PARTNERS, LLC

CONTENTS

Marcum & Kliegman LLP

Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Members of
Arapaho Partners, LLC

We have audited the accompanying statement of financial condition of Arapaho Partners, LLC (the "Company") as of December 31, 2006 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arapaho Partners, LLC as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum & Kliegman LLP

Melville, NY
February 28, 2007

10 Melville Park Road • Melville, NY 11747-3146 • Tel 631-414-4000 • Fax 631-414-4001
Melville New York Greenwich Grand Cayman
www.mkllp.com

ARAPAHO PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash	$	119,519
Prepaid expenses		9,130
Other assets		5,526
TOTAL ASSETS	$	134,175

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accrued expenses	$	12,497
Total Liabilities		12,497
COMMITMENTS AND CONTINGENCIES		
MEMBERS' EQUITY		121,678
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	134,175

The accompanying notes are an integral part of these financial statements.

ARAPAHO PARTNERS, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2006

REVENUES		
Placement fees	$ 3,000,000	
Interest	10	
TOTAL REVENUES		$ 3,000,010
EXPENSES		
Salaries and benefits	429,865	
Professional fees	56,197	
Other	62,948	
Unincorporated business tax	110,500	
TOTAL EXPENSES		659,510
NET INCOME		$ 2,340,500

The accompanying notes are an integral part of these financial statements.

ARAPAHO PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2006

MEMBERS' EQUITY - Beginning	$	37,788
Members' contributions		630,210
Members' withdrawals		(2,886,820)
Net income		2,340,500
MEMBERS' EQUITY - Ending	$	121,678

The accompanying notes are an integral part of these financial statements.

ARAPAHO PARTNERS, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 2,340,500
Adjustments to reconcile net income to net cash provided by operating activities:		
Prepaid expenses	$ (89)	
Other assets	561	
Accrued expenses	(11,565)	
TOTAL ADJUSTMENTS		(11,093)
NET CASH PROVIDED BY OPERATING ACTIVITIES		2,329,407
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' contributions	630,210	
Members' withdrawals	(2,886,820)	
NET CASH USED IN FINANCING ACTIVITIES		(2,256,610)
NET INCREASE IN CASH		72,797
CASH - January 1, 2006		46,722
CASH - December 31, 2006		$ 119,519
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for taxes		$ 110,500

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Organization

Arapaho Partners, LLC (the "Company") was formed under the laws of the state of Delaware as a limited liability company. The Company registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The objective of the Company is to earn fees by acting as a selling agent for private placement securities or direct participation interests in other investment vehicles. Accordingly, the Company does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with its selling activities.

The Company shall continue until March 17, 2023, unless the Company is dissolved before such date in accordance with the provisions of the Company agreement.

NOTE 2 - Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Income Taxes
The Company is treated as an unincorporated business for local tax purposes. While local taxes have been provided at statutory rates, the Company is not subject to Federal or state taxation. Federal and state income taxes are the responsibility of the individual members.

Placement Fees
The Company, from time to time, enters into agreements with counterparties in the capacity of a selling agent to solicit investors for new funds. Pursuant to these agreements, in exchange for services provided, the Company is compensated with an amount that is usually calculated as a percentage of the capital committed by third parties. Placement Fees are recognized as the related services are provided and the new investors commit capital to the fund.

Cash Concentration
The Company maintains cash with a major financial institution. Cash is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 at each institution. At times such amount may exceed the FDIC insured limits.

NOTE 3 - Net Capital Requirement

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission. The Company's minimum net capital requirement is the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15 to 1. Also, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of the Rule. At December 31, 2006, the Company had net capital, as defined, of $107,022 exceeding requirements by $102,022. The Company's Net capital ratio was .12 to 1.

NOTE 4 - Commitments and Contingencies

The Company contracts with a consulting firm on a month to month basis for certain accounting services and preparation of regulatory filings. The terms of the agreement allow for cancellation with forty-five (45) days notice for the Company and sixty (60) days notice for the consulting firm. Fees for 2006 amounted to $36,000.

SCHEDULE I

ARAPAHO PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

COMPUTATION OF NET CAPITAL		
MEMBERS' EQUITY		$ 121,678
Deductions		
Nonallowable assets		
Prepaid expenses	$ 9,130	
Other assets	5,526	
		14,656
NET CAPITAL		$ 107,022
AGGREGATE INDEBTEDNESS (A.I.)		
Accrued expenses and other liabilities		$ 12,497
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
(a) Minimum net capital required (6 2/3 % of A.I of $12,497)		$ 833
(b) Minimum dollar net capital requirements		$ 5,000
Net capital requirement (Greater of (a) or (b))		$ 5,000
Excess net capital		$ 102,022
Excess net capital at 1,000% (net capital-10% of A.I.)		$ 105,772
Ratio of aggregate indebebtedness to net capital		.12 to 1

See independent auditors' report.

ARAPAHO PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION, Continued

December 31, 2006

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2006)

NET CAPITAL - As reported in the Company's Part II of the FOCUS Report (unaudited)	$	107,022
AUDIT ADJUSTMENTS		--
NET CAPITAL - Per this report	$	107,022

See independent auditors' report.

SCHEDULE II

ARAPAHO PARTNERS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2006

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See independent auditors' report.

SCHEDULE III

ARAPAHO PARTNERS, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See independent auditors' report.

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Arapaho Partners, LLC

In planning and performing our audit of the financial statements of Arapaho Partners, LLC (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

10 Melville Park Road • Melville, NY 11747-3146 • Tel 631-414-4000 • Fax 631-414-4001
Melville New York Greenwich Grand Cayman
www.mkllp.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum & Kliegman LLP

Melville, NY
February 28, 2007

END